June 3, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Acer Therapeutics Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 1, 2020

File No. 333-238192

Ladies and Gentlemen:

This letter is being submitted in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated June 2, 2020 with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed by Acer Therapeutics Inc. (the “Company”). Please find the Company’s responses to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR Amendment No. 2 (the “Amendment”) to the Registration Statement to include the changes discussed below made in response to the Staff’s comments.

Registration Statement on Form S-1

Our Business, page 1

1.

Given your disclosure that the emetine trial is subject to submission and clearance of an investigational new drug application, please revise your table to reflect your pre-clinical status. We also note your disclosure under “Novel MOA/Unique Characteristics” that your emetine product candidate has “broad-acting and potent antiviral” properties. Given that you do not appear to have clinical evidence to support your claims for the antiviral properties of your product candidate, your disclosure should be limited to the mechanism of action. Please revise as appropriate.

Response: The table has been revised to show the development status of emetine as “Pre-IND,” and the MOA has been revised to state that “Third party studies have shown broad-acting antiviral replication inhibition.”

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100

U.S. Securities and Exchange Commission

June 3, 2020

If you require additional information, please contact the Company’s counsel, Patty DeGaetano at (858) 509-4033 or Mike Hird at (858) 509-4024, of Pillsbury Winthrop Shaw Pittman LLP.

Sincerely,

ACER THERAPEUTICS INC.

/s/ Chris Schelling

Chris Schelling

President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

One Gateway Center, Suite 351, 300 Washington Street, Newton, Massachusetts 02458

Phone: (844) 902-6100